
May 4, 2015

<u>Via E-mail</u>
Timothy G. Wallace
President
Community Healthcare Trust Incorporated
Suite 106
354 Cool Springs Blvd.
Franklin, Tennessee 37067

>   **Re: Community Healthcare Trust Incorporated**
>   **Amendment No. 1 to Registration Statement on Form S-11**
>   **Filed April 28, 2015**
>   **File No. 333-203210**

Dear Mr. Wallace:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 22, 2015 letter.

<u>Distribution Policy</u>

1. We note your line item disclosure in response to comment 1 of estimated additional general and administrative costs and estimated tenant improvements, leasing commissions and capital expenditures. Please revise to include footnotes explaining how you estimated these items, including an explanation of how you define recurring capital expenditures and examples of items included or excluded.

2. Please revise your filing to present estimated cash available for distribution, as adjusted on a trailing 12 months basis.

3. We note your response to comment 7. Please revise the title of the line item that is within the table and currently titled 'Estimated cash available for distribution' to 'Estimated cash available for distribution as adjusted.'

Financial Statements

Unaudited Pro Forma Consolidated Financial Statements, page F-3

4. We note your response to comment 11. Please tell us how you determined it is not necessary to value tenant improvements separately from building. To the extent you do not value them separately because you determined that separate classification is not material, please tell us how you made that determination.

5. We note your adjustment (3). Please tell us and revise your filing to disclose how these estimated acquisition costs and estimated offering costs are factually supportable.

6. We note your disclosure on page 92 that you are assuming the lease for Prairie Star Medical Facility II and you will acquire all of the Series A Bonds and Series B Bonds. Please tell us how you have reflected your acquisition of Prairie Star Medical Facility II within your pro forma financial information. Within your response, please reference any authoritative accounting literature management relied upon.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Jennifer Monick, Senior Staff Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director

cc: Tonya Mitchem Grindon, Esq.